PRESS RELEASE

Banro and Banro Group (Barbados) Limited Declare Dividends Payable on
Series A Preference Shares of Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada — June 17, 2016 — Banro Corporation (“Banro” or the “Company”) (NYSE MKT — “BAA”; TSX — “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) that, further to the Company’s press release of June 15, 2016, the board of directors of Banro has authorized and declared, in respect of the June 30, 2016 “Dividend Payment Date” (as defined in the articles of Banro), a dividend payable of US$0.70 per Banro Series A Share, and the board of directors of Banro Group (Barbados) Limited has authorized and declared, in respect of the December 31, 2015 “Dividend Payment Date” (as defined in the articles of Banro Group (Barbados) Limited), a dividend payable of US$0.72 per Barbados Preferred Share.

The said dividends are payable on June 28, 2016 to, in the case of the dividend payable on the Banro Series A Shares, holders of record of Banro Series A Shares on June 24, 2016 and, in the case of the dividend payable on the Barbados Preferred Shares, holders of record of Barbados Preferred Shares on June 24, 2016.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com